Exhibit 99.11

Marc Schulte P.Eng
Mining Engineer
Moose Mountain Technical Services

CONSENT of QUALIFIED PERSON

I, Marc Schulte, P.Eng, consent to the public filing of the technical report titled “NI 43-101 Technical Report Carangas Deposit Preliminary Economic Assessment” (the “Technical Report”) prepared for New Pacific Metals Corp. (the "Issuer") with an effective date of September 5, 2024.

I also consent to any extracts from or a summary of the Technical Report in the Oct 1st, 2024 news release of the Issuer (the "News Release") that supports the Technical Report.

I certify that I have read the Oct 1st, 2024 News Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this Nov 15th, 2024.

Original signed by

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Marc Schulte, P.Eng